UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Revry, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       March 1, 2016

Physical address of issuer
1239 S. Glendale Ave., Glendale, CA 91205

Website of issuer
https://revry.tv

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered

Crowd Note

Target number of Securities to be offered

N/A

Price (or method for determining price)

Determined in conjunction with a broker-dealer.

Target offering amount

$25,000

Oversubscriptions accepted:

☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount

February 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$97,025	$60,399
Cash & Cash Equivalents	$41,448	$56,059
Accounts Receivable	$45,810	$0
Short-term Debt	$201,636	$5,291
Long-term Debt	$330,180	$158,820
Revenues/Sales	$99,391	$14,628
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(331,079)	$(103,712)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 18, 2018

Revry, Inc.



Up to $1,070,000 of Crowd Notes

Revry, Inc. ("Revry", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 15, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by February 15, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 15, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://revry.tv/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/revry

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Revry, Inc. is a California C-Corporation, formed on March 1, 2016.

The Company is located at 1239 S. Glendale Ave., Glendale, CA 91205.

The Company's website is https://revry.tv.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/revry and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	February 15, 2019
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

An investment in the Convertible Notes of Revry, Inc. has certain elements of risk different from or greater than those associated with other investments. The higher degree of risk makes an investment in the Convertible Notes shares suitable only for investors who (i) have a continuing level of annual income and a substantial net worth, (ii) can afford to bear those risks, (iii) have previously made an investment of at least the same amount they intend to invest in this offering and (iv) have no need for liquidity from this investment. Each investor should

consider carefully the risk factors associated with this investment and should consult with his, her or its own legal, tax and financial advisors with respect to this investment before subscribing to purchase Convertible Notes.

We were formed in March 2016 and have a limited operating history and limited history of revenues. Therefore, we may have difficulty in successfully and profitably operating our business. Our company was incorporated in March 2016, and we started providing digital streaming services in March 2016. Since inception, we have incurred substantial development, marketing and other costs. We have generated limited revenues and incurred significant operating losses to date and have negative cash flow from operations. We expect operating losses to continue for the foreseeable future because we plan to incur significant expenses as we expand our marketing programs, continue to develop our offerings, hire more personnel, and expand our infrastructure and further develop our streaming app. In addition, we are subject to the risks generally associated with the formation of any new business, including uncertain market acceptance and competition with established businesses. Therefore, we cannot assure you that we will be able to execute our business plans or operate profitably.

We may need additional capital in the future to sufficiently fund our operations. Our cash position is relatively weak. We currently have cash balances and cash commitments which provide for a two to three month runway. We could be harmed if we are unable to meet our cash demands, and we may not be able to continue operations if we are not able to raise additional funds. We will require additional debt and/or equity financing in the future to fund our operations. We cannot predict how much financing we may need, or when we may need it. We cannot assure you that financing will be available when needed or that, if available, we will obtain financing on favorable terms. Further, if we obtain additional capital through the offer and sale of equity, your ownership interest in us will be diluted.

Most of our net revenues are derived from advertisement sales. The loss of any of these sources of revenues, or a material reduction in them, could have a material adverse effect on our business and results of operations. During 2018, revenues from advertising accounted for approximately 92% of our revenues. The loss of one or more significant advertisers, or a material reduction in the amount of advertisements placed by a significant advertiser, could have a material adverse effect on our business and results of operations. Failure to obtain new renew contracts with advertisers on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our advertisers. For example, advertisers may seek price reductions when their contracts are extended. On some occasions, this pricing pressure results in lower revenue from an advertiser than we had anticipated based on our previous agreement with that advertiser. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to advertising contracts on favorable terms could have an adverse effect on its business. Our contracts with advertisers generally run for several years. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of subscription or contract renewals on favorable terms, our business and results of operations could be adversely affected.

The loss of our relationships with our subscribers will have a material adverse effect on our business and results of operations. The success of our offerings will depend to a significant extent upon our ability to establish and maintain relationships, and obtain and renew subscriptions, with our subscribers. Because many of our competitors have substantially greater resources and name recognition than our company, our competitors may be able to provide greater incentives to subscribers and advertisers to either subscribe to their services or purchase advertising on their platforms. In addition, some advertisers (in particular, larger ones) may be reluctant to advertise on our streaming service. We may be unable to maintain, promote and grow our brand through marketing and communications strategies. It may prove difficult for us to dramatically increase the number of subscribers that we serve or to establish us as a well-known brand in the competitive streaming space. Additionally, our offerings may be in a market where customers may not have brand loyalty or may have other cheaper, free or different sources. We cannot assure you that we will be successful in establishing and maintaining the required relationships with our subscribers and advertisers.

We may experience intense competition. The streaming market is an emerging industry where new competitors are entering the market frequently. The development and commercialization of our digital content offerings are highly competitive. There are many potential competitors who can enter the digital media market. Its competitors include major companies worldwide as well as early-stage startups. These potential competitors range from well-established, well-financed businesses, with significantly greater financial, marketing, research and development resources, operating histories, name recognition, larger user bases and business relationships than us, to emerging entrepreneurial businesses. The industry is characterized by a large number of small to large companies who may operate on an international, national, regional or local scale. In addition, there will be no substantial barriers to deter potential competitors from developing similar offerings and entering this market. Our prospects for success will

depend, in large measure, on our ability to quickly develop relationships and develop brand name recognition as a niche streamlining service and then ultimately achieve mainstream marketability. We cannot assure you that we will be successful in these efforts.

Many of our competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services. For these reasons, they may be better equipped than we are to develop and commercialize digital media services and content. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Early-stage companies are able to compete because the barrier to entry into this digital business is relatively low. Accordingly, our competitors may commercialize products or services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our offerings will achieve initial market acceptance and our ability to generate meaningful additional revenues from our offerings.

In addition, our competitors may acquire or be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed competitors. Therefore, some of our competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to research and development. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We cannot assure you that we will be able to compete successfully against current and future competitors. Trends and tastes may increase competitive pressures on us by enabling our competitors to attract more subscribers and advertisers than we can. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

We depend on our relationships with, and on material provided by, our content producers and distributors. We depend on the performance of content producers, distributors and other business partners. We distributes our offerings through streaming services, many of whom distribute content from competitors. We also provide our offering in most of our major markets directly to subscribers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions.

In addition, some content distributors could eventually perceive the expansion of our direct subscriptions as conflicting with their business interests as distributors of our offerings. This perception could discourage resellers from investing resources in the distribution and sale of our offerings or lead them to limit or cease distribution of those offerings.

We may experience difficulty protecting our intellectual property, which is critical to our business. We own, or co-own with content producers, the intellectual property to our content and other products, which consist of trademarks and copyrights. We so far have not registered any of our intellectual property, but intend to do so as funding becomes available. Therefore, currently our rights in our intellectual property consistent of common-law copyright and trademark rights. Further, changes in U.S. and foreign intellectual property law also may impact its ability to successfully prosecute its intellectual property applications. For example, the U.S. Congress and foreign legislative bodies may amend their respective intellectual property laws in a manner that makes securing intellectual property rights more difficult or costly. Courts may render decisions that alter the application of intellectual property laws and detrimentally affect our ability to obtain this protection. Even if our able to successfully register our intellectual property rights, this intellectual property may not provide meaningful protection or commercial advantage. Such registered intellectual property may not be broad enough to prevent others from developing content or technologies that are similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing our content and technology and bar them or their licensees from exploiting any intellectual property that issue from our pending applications.

We depend on key personnel, the loss of any one of whom may threaten our ability to operate our business successfully or at all. Our success is largely dependent upon Damian Pelliccione, our Chief Executive Officer, Alia J. Daniels, our Chief Operating Officer, Christopher J. Rodriguez, our Chief Business Officer and LaShawn McGhee, our Chief Production Officer. We do not currently carry key person life insurance on them. In addition, we will rely on the services of our advisors, employees and business consultants both with respect to the day-to-day operation of our company and the long-term vision and management of our business. The loss of the services of any of Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez or LaShawn McGhee or other key advisors, employees or consultants could have a material adverse effect on the business, results of operations and financial condition of our company.

Our future success also depends on our ability to retain and attract highly qualified sales and marketing personnel and onscreen and behind-the-screen talent. We cannot assure you that we will be able to retain these personnel now or in the future. The inability to attract and retain the personnel necessary to support the growth of our business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon our business, results of operations and financial condition.

Our management has broad discretion in using the proceeds of this offering. Our management can spend most of the proceeds from this offering in ways with which our investors may not agree. The proceeds will serve several purposes, but will be primarily focused on growth initiatives. We expect to use approximately 47% of the net proceeds on programming. Another 37% will be used for operational costs. The remaining funds will be used for marketing.

Certain shareholders have control over our key decisions. Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez and LaShawn McGhee together own 100% of our outstanding voting stock prior. As such, they are in a position to exert significant control over our business, policies and affairs.

There is limited transferability and liquidity of securities. The offer and sale of the Convertible Notes, or the securities in which they are exercisable, is not being registered or qualified under any federal or state securities laws and the Convertible Notes, or the securities in which they are exercisable, cannot be resold or otherwise transferred unless they are registered or qualified under applicable federal and state securities laws or unless exemptions from the registration and qualification requirements are available. We do not have any obligations, and we currently do not intend, to register our company's shares with the Securities and Exchange Commission or with any state securities commissions or agencies, and therefore, no public market exists or will exist in the future for trading in the shares.

Accordingly, a shareholder may be unable to liquidate his, her or its investment in our company shares, or in the Convertible Notes, or the securities in which they are exercisable, quickly or on acceptable terms, if at all, if the shareholder should need or desire to do so. Consequently, the purchase of Convertible Notes, or the securities in which they are exercisable, should be considered only as a long-term investment and will not be suitable for investors desiring or requiring investment liquidity.

We may issue additional shares of common stock or preferred stock in the future. We are authorized to issue up to 10,000,000 common shares. As of the date hereof, there are 1,600,000 common shares issued and outstanding. We have not issued any preferred stock. Additionally, we intend to create and implement one or more option or other equity plans for which the officers, employees and consultants of our company will be eligible to receive grants of up to an aggregate of 5% of the common Shares. Our ability to issue additional common shares or shares of preferred stock, or securities convertible into or exchangeable for common or preferred stock, could result in substantial dilution to the interests of investors in this offering.

We do not anticipate paying any dividends. Payment of dividends on the common shares is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. For the foreseeable future, the Board of Directors intends to retain future earnings, if any, to finance our business operations and does not anticipate paying any cash dividends with respect to the common shares.

The financial projections prepared for us may not prove to be accurate. The estimated financial projections are based upon what we believe to be reasonable assumptions concerning certain factors affecting the probable future operations of our business by us. We cannot assure you that these forecasts will prove to be accurate, and investors are cautioned against placing excessive reliance on these forecasts in deciding whether to purchase Convertible Notes, or the securities into which they are exercisable.

The Company has not filed a Form D for its previous offerings from December 2015, December 2017, and August 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the Company has incurred losses from inception of approximately $434,791 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The

ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its streaming service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

ALL PREVIOUS WRITTEN DOCUMENTS AND ORAL CONVERSATIONS ARE SUPERSEDED BY THE SUBSCRIPTION AGREEMENT AND THE EXHIBITS THERETO.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $9,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on a $9,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $9,000,000 valuation cap, so you should not view the $9,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

We started Revry because we saw the need for truly authentic entertainment made for the ever-growing queer community as it is: diverse, outrageous, ground-breaking, and global. In the past, TV channels and VOD services that claimed to represent queer people tended to water down our community, often only focusing on gay white males and superficial stories. Given the size of the LGBTQ+ market ($917 billion in the US and $3.7 trillion worldwide), luckily the new digital age of TV has created an opportunity to disrupt the old TV model and to introduce new upstart voices into the mix to redefine niche TV for a new generation.

Revry aims to be the new voice of queer entertainment. More than just TV and film, Revry is breaking the mold by showcasing LGBTQ+ music artists, short films, digital series, and boasting one of the largest queer podcast networks in the world. But Revry is so much more than a simple content platform for a niche audience–Revry is a community. This is why Revry is a lifestyle brand: our mission is not about distributing LGBTQ-themed content; it's about sharing genuine queer culture with the world. Towards that end, Revry has expanded into 100+ countries, with a reach of 35 million, has closed hundreds of content contracts totaling over 4000 hours, and has streamed over 21 million minutes to its global audience.

Since our launch, Revry's unique mission, diverse team of founders, and innovative approach to distribution have been covered by major media outlets including WIRED Magazine, MacWorld, and the Hollywood Reporter. This year, Tubefilter stated that "Revry is making its mark in the niche SVOD world" and Instinct Magazine has written that Revry is "dedicated to showcasing the best entertainment spanning the breadth of the entire queer experience."

Business Plan
The Product & Service

Revry is one of the world's first global queer streaming lifestyle networks. Currently available via 7 native apps, 3 linear channels, Revry boasts a reach of over 35 million homes across 100+ countries and showcases unique music, series, podcast, films, and more entertainment made just for LGBTQ+ people.

The Business Model

Our business model provides a number of different ways to distribute our content and collect revenue through our distribution channels and otherwise:

1. Native Apps: Subscription fees for ad-free access to our content library, transactional fees for purchases/rentals of exclusive or early released content, and ad revenue for the ad-supported viewing of content on demand by non-subscribers;

2. Third Party Channels: Ad revenue and/or subscription fees for distribution of Revry content on third party networks via a Revry-branded channel (VOD or linear);

3. Sublicense of Original Content: License fees in exchange for the distribution of original Revry content by third parties. May include DVD, TV broadcast, cable distribution or "first window" deals for digital distribution;

4. Live Events: Ticket sales and sponsorship funds for the production of live events; and,

5. Merchandise: E-commerce and the live sale of Revry-branded apparel, products, and accessories.

The Target Customer

Revry's ideal customer is anyone interested in 21st century queer culture. Generally, this demographic tends to be English-speaking millennial and generation Z audiences who primarily consume content via mobile devices with a particular emphasis on youth-driven and ethnically diverse short form content, including series and music.

Competitive Edge

Revry hails itself as the first ever LGBTQ-focused global streaming network and has made multiple headlines on mainstream media outlets across the world, including our premiere "coming out" story on MacWorld, the announcement of our service relaunch with new innovative tech in WIRED Magazine, and a glowing review of our first original feature documentary, Room to Grow, in The Hollywood Reporter.

But apart from the earned media that the company has already benefited from, Revry has continually paved the way as a leader, not only in the LGBTQ+ space, but in the ever-changing mainstream streaming world. One of the first networks to stage an exclusive release of an original series through the new Instagram-powered IG TV app, Revry was featured by TheWrap only last month. Additionally, our high profile collaborations with industry heavy-weights like Funny or Die, with whom Revry co-produced a series which was nominated for an Emmy this year, have garnered our company significant mainstream attention. Revry continues to make impressive collaborations including having recently entered into a 2-year deal with the LGBTQ suicide prevention not-for-profit, The Trevor Project, to be their Official Streaming Network and exclusive live streaming partner for their star-studded award show, TrevorLIVE.

In addition, our early entry into the market has permitted us to amass an unmatched collection of over 4000 hours of licensed and original content for the service–the majority of which we hold global rights and which are protected by "competitor insurance": LGBTQ exclusivity over everything from tech, to content, to partnerships.

The Company's Products and/or Services

Product / Service	Description	Current Market
Streaming Video	Video and audio (film, series, music videos, music albums, and podcasts) via subscription and transactional purchases or ad-supported free viewing on its VOD native apps and linear channels on third party networks.	Primarily English-speaking individuals in Millennial and Generation Z cohorts interested in LGBTQ+ content

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Revry's target market is English-speaking millennial and generation Z audiences, who primarily consume content via mobile devices, with a particular emphasis on youth-driven and ethnically diverse short form content, including series and music. We work primarily with LGBTQ+ celebrities from the digital world who command smaller but dedicated fan bases (i.e. "micro-influencers") and not-for-profits focused on LGBTQ+ causes.

Intellectual Property

The Company is dependent on the following intellectual property: None

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Programming	47%	47%	47%
Operations	30%	30%	30%
Marketing	13%	13%	13%
Ad Sales	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Damian Pelliccione	Chief Executive Officer	Revry, Co-Founder and Chief Executive Officer, Nov. 2015 - Present: Responsible for development and execution of Company's long-term strategy with a view to creating shareholder value.
Alia J. Daniels	Chief Operating Officer	Revry, Co-Founder and Chief Operating Officer, Nov. 2015 - Present, oversees the marketing department, overall day to day operations and the work and efficiency of individual departments, shares legal responsibilities with CBO, assists with fundraising efforts.
Christopher Rodriguez	Chief Business Officer	Revry, Co-Founder and Chief Business Officer, Nov. 2015 - Present, has broad responsibility for all business activity, revenue generation and branding support for company. Primarily including the solicitation, negotiation, and contracting of high profile industry partnerships with third party companies and creators. Shares legal responsibilities with COO.
LaShawn McGhee	Chief Product Officer	Revry, Co-Founder and Chief Product Officer, Nov. 2015 -

		Present, Responsible for the day to day operations, production / postproduction, content management / programming, user experience for Revry.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Convertible Note	$247,000	N/A	N/A	N/A	$6M Cap, 0% discount, 2.9% interest
Convertible Note	$532,000	N/A	N/A	N/A	$3M Cap, 20% discount, 2.9% interest
Convertible Note	$100,000	N/A	N/A	N/A	$1M Cap, 20% discount, 2.9% interest

The Company has the following debt outstanding: None.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Damian Pelliccione, Alia J. Daniels, LaShawn McGhee, and Christopher J. Rodriguez.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Damian Pelliccione	Common Stock	25%
Alia J. Daniels	Common Stock	25%
Christopher Rodriguez	Common Stock	25%
LaShawn McGhee	Common Stock	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Revry, Inc. (the "Company") is a California C-Corporation formed on March 1, 2016. It is headquartered in Glendale, CA and its year-end is December 31. The Company provides streaming content showcasing media developed for, and by, the LGBTQ+ community. Subscriptions to the Company's streaming service provides access to feature films, TV shows, short films, podcasts, and more.

Phase One: The first phase of the Company's operation (2016-2017) primarily focused on building its content library of globally licensed (and LGBTQ-exclusive) film, series, music, podcasts, and short form video from independent producers and distributors and growing its presence and good will through the queer community via sponsorships and participation in community events (i.e. prides, film festivals, music shows). During this period, the Company primarily operated a subscription-only service, dabbled in some third-party distribution (i.e. Pluto TV) which permitted limited direct partnership with advertisers (i.e. Lexus), and experimented with limited direct to consumer marketing (i.e. video ads).

Phase Two: In its second phase (2017-2018), the Company focused on expanding its reach and availability through the development of proprietary platform technology, the launch of multiple third-party channel offerings, and the increased acquisition of original and exclusive programming. In addition, the Company's strategic expansion into ad-supported distribution (via its native apps and channels) facilitated the dramatic increase in ad revenue via its direct sales with advertisers and indirect profit participation with third party operators. The Company also brought on out-of-house ad sales reps to further drive the advertising revenue expansion.

Phase Three: Following the activation of the direct marketing spend from a strategic investor and the full-scale launch of the new proprietary applications, Revry has entered into the third phase of its business as it now focuses on the following core focuses: (1) aggressive marketing spend to drive SVOD via SEO, Google Ad Words, and digital ads focused in the US and the English-speaking world; (2) Strategic build out of the marketing department, including the utilization of the native AVOD offering as a marketing tool, with a drive toward mobilizing social media followers, increasing brand awareness, and building community; (3) Expansion of the in-house sales team to reduce commissions and increase deal closures for ad-supported distribution; and (4) the acquisition of bigger budget titles by major studios and a robust investment in new original productions in partnership with established studios and independents as well as strategic co-pros.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $45,000 in cash on hand as of September 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	8-21-18	Regulation D, 506(b)	Convertible Debt	$247,000	Broaden content offerings, expand distribution, marketing and key hires
Pre-Seed	12-31-17	Regulation D, 506(b)	Convertible Debt	$532,000	Broaden content offerings, expand distribution, marketing and key hires
Pre-Seed	12-1-15	Regulation D, 506(b)	Convertible Debt	$100,000	Broaden content offerings,

					expand distribution, marketing and key hires

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 10% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $9,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 2.9%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note.

Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an

annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Damian Pelliccione
_____
(Signature)

Damian Pelliccione
_____
(Name)

Principal Executive Officer, principal financial officer, controller, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Damian Pelliccione
_____
(Signature)

Damian Pelliccione
_____
(Name)

Director
_____
(Title)

12/21/18
_____
(Date)

/s/Christopher Rodriguez
_____
(Signature)

Christopher Rodriguez
_____
(Name)

Director
_____
(Title)

12/21/18
_____
(Date)

/s/Alia J. Daniels
_____
(Signature)

Alia J. Daniels
_____
(Name)

Director
_____
(Title)

12/21/18
_____
(Date)

/s/LaShawn McGhee
_____
(Signature)

LaShawn McGhee
_____
(Name)

Director
_____
(Title)

12/21/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

REVRY, INC.
A California Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

REVRY, INC.

For the year ended December 31, 2017 and period from March 1, 2016 (inception) to December 31, 2016

Table of Contents





A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Revry, Inc.
1239 S. Glendale Ave
Glendale, CA 91205

We have reviewed the accompanying financial statements of Revry, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2017 and the period from March 1, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis our conclusion.

Other Matter

As disclosed in Note 2 of the financial statements, the Company has incurred significant losses from inception and relies on outside financing to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, WA

December 14, 2018

REVRY, INC.

BALANCE SHEETS

December 31, 2017 and 2016

(unaudited)

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 41,448	$ 56,059
Accounts receivable, net	45,810	-
Total current assets	87,258	56,059
Property and equipment, net	9,767	4,340
Total assets	$ 97,025	$ 60,399
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 35,380	$ 3,655
Deferred revenue	7,436	1,636
Convertible notes payable, current portion	158,820	-
Total current liabilities	201,636	5,291
Convertible notes payable, noncurrent portion	330,180	158,820
Total liabilities	531,816	164,111
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 10,000,000 authorized with no par, 4,100,000 shares issued and outstanding at December 31, 2017 and 2016	-	-
Accumulated deficit	(434,791)	(103,712)
Total stockholders' equity	(434,791)	(103,712)
Total liabilities and stockholders' equity	$ 97,025	$ 60,399

See accountants' review report and accompanying notes to the financial statements.

2

REVRY, INC.

STATEMENTS OF OPERATIONS

For the year ended December 31, 2017 and period from March 1, 2016 (inception) ended December 31, 2016

(unaudited)

	2017	2016
Revenue		
Advertising, net	$ 66,270	$ -
Subscription, net	29,147	13,270
Other, net	3,974	1,358
Total revenue	99,391	14,628
Operating expenses		
Payroll and related expenses	177,613	25,068
Rent	63,025	10,400
Advertising and marketing	52,364	13,371
Production and content costs	46,540	16,910
Contractor expenses	31,638	4,080
Travel	19,458	20,999
General and administrative	19,160	13,272
Platform Fee	11,867	12,584
Depreciation	1,546	238
Professional fees	254	-
Total operating expenses	423,465	116,922
Loss from operations	(324,074)	(102,294)
Other expenses		
Interest expense	(6,986)	(1,418)
Foreign exchange loss	(19)	-
Total other expenses	(7,005)	(1,418)
Net loss before income taxes	(331,079)	(103,712)
Provision for income taxes	-	-
Net loss	$ (331,079)	$ (103,712)

See accountants' review report and accompanying notes to the financial statements.

3

REVRY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2017 and period from March 1, 2016 (inception) ended December 31, 2016

(unaudited)

	Common Stock		Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount		
Balance on March 1, 2016 (inception)	-	$ -	$ -	$ -
Founders shares issued	4,100,000	-	-	-
Net loss			(103,712)	(103,712)
Balance on December 31, 2016	4,100,000	-	(103,712)	(103,712)
Net loss			(331,079)	(331,079)
Balance on December 31, 2017	4,100,000	$ -	$ (434,791)	$ (434,791)

See accountants' review report and accompanying notes to the financial statements.

REVRY, INC.

STATEMENTS OF CASH FLOWS

For the year ended December 31, 2017 and period from March 1, 2016 (inception) ended December 31, 2016

(unaudited)

	2017	2016
Cash flows from operating activities		
Net loss	$ (331,079)	$ (103,712)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,546	238
Changes in operating assets and liabilities:		
Accounts receivable, net	(45,810)	-
Accounts payable and accrued expenses	31,725	3,655
Deferred revenue	5,800	1,636
Net cash used by operating activities	(337,818)	(98,183)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(6,973)	(4,578)
Net cash used by investing activities	(6,973)	(4,578)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	330,180	158,820
Net cash provided by financing activities	330,180	158,820
Net increase/(decrease) in cash	(14,611)	56,059
Cash and cash equivalents, beginning	56,059	-
Cash and cash equivalents, ending	$ 41,448	$ 56,059
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Revry, Inc. ("the Company") was incorporated on March 1, 2016 under the laws of the State of California, and is headquartered in Glendale, California. The Company provides streaming content showcasing media developed for, and by, the LGBTQ+ community. Subscriptions to the Company's streaming service provides access to feature films, TV shows, short films, podcasts, and more.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using price models such as discounted cash flows or similar techniques and at lease one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities in the balance sheets approximate their fair value.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized advertising costs of $52,364 and $13,371, respectively.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company offers annual and monthly subscriptions to its streaming media service. Subscriptions received are recorded as deferred revenue and recognized over the subscription period. At December 31, 2017 and 2016, deferred revenue for annual and monthly subscriptions was $7,436 and $1,636, respectively.

The Company records online advertising revenue from advertisements included within its streaming media service, and is recognized in the month the advertisements are run.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No such losses have been recognized as a result of these excess amounts.

Accounts Receivable, net

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience, as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company determined no allowance for doubtful accounts was necessary.

Substantially all accounts receivable at December 31, 2017 and 2016 are from online advertisements on the Company's streaming service.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718: *Compensation – Stock Compensation.* Under the fair value recognitions provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the vesting period.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income (see Note 7).

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016- 02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $434,791 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its streaming service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2017		2016	
Equipment	$	6,973	$	-
Computers		4,578		4,578
		11,551		4,578
Accumulated depreciation		(1,784)		(238)
Property and equipment, net	$	9,767	$	4,340

Depreciation expense for the years ended December 31, 2017 and 2016, was $1,546 and $238, respectively.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2017 and 2016, the Company opened a round of financing to friends and family. As part of this offering, the Company issued a total of 24 convertible notes payable for cash proceeds of $489,000. At December 31, 2017 and 2016, the convertible notes outstanding were $489,000 and $158,820, respectively. The notes are convertible into common shares of the Company, bear interest at 2.9% per annum, and mature 24 months from the date of issuance. The notes may be converted upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common stock at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

The Company recognized interest expense of $6,986 and $1,418 during the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, accrued interest totaled $8,404 and $1,418, respectively.

The following is a schedule of the aggregate amount of maturities for all convertible notes payable for the twelve months ended December 31:

2018	$	158,820
2019		330,180
	$	489,000

NOTE 5– STOCKHOLDERS' EQUITY

At both December 31, 2017 and 2016, the Company has 10,000,000 authorized shares of no par value common stock. During 2017 and 2016, the Company issued 0 and 4,100,000 shares of common stock. The 4,100,000 shares of common stock issued in 2016 consist of 4,000,000 issued upon formation to founders of the Company, and 100,000 issued for services. The 4,000,000 shares issued to founders vest over a four year period. At December 31, 2017 and 2016, vested common shares issued to founders totaled 1,000,000 and 400,000, respectively. No amounts have been recorded as stock compensation expense as the value of the shares were determined to be insignificant at the date of grant.

NOTE 6 – OPERATING LEASES

During the years ended December 31, 2017 and 2016, the Company executed multiple short-term lease agreements to rent office and production facilities. These agreements were for a maximum of six months with monthly rental payments ranging from $2,000 to $6,250 per month. The last of these short-term lease agreements expired on December 31, 2017.

During 2018, the Company executed a lease agreement to rent studio and production facilities. The agreement term is March 1, 2018 through February 28, 2019. Pursuant to the lease agreement, total rents of $46,200 are due and payable May 25, 2018.

The Company recognized rent expense of $63,025 and $10,400 for the years ended December 31, 2017 and 2016, respectively.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a tax net operating loss (NOL) of $246,023 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the TCJA was passed late in fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected, the Company considers the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and ongoing analysis of final year-end data and tax positions. The Company expects to complete the analysis within the measurement period in accordance with SAB 118.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 14, 2018, the day these financial statements were available to be issued. The following were subsequent disclosures:

- The Company issued eight convertible notes payable for total proceeds of $362,500. The notes bear interest at 2.9% per annum and mature 24 months from date of issuance. The notes are subject to the same conversion provisions as the notes detailed in Note 4.
- The Company issued a short term note to one of the Company's officers for $33,000. The note matures on March 31, 2019 and is non-interest bearing.

EXHIBIT C

PDF of SI Website



Invest in Revry

Premier Global Streaming Network for the World's LGBTQ Community

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$500	$9,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Revry is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Revry without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and

business and offering information, a copy of which may be found both here and below.

Distribution into an estimated 35M homes via current distribution channels, including Pluto TV and Xumo.

Key strategic projects and partnerships including those with Funny or Die, YouTube Space, The Trevor Project, and Outfest.

Holds one of the largest LGBTQ-focused streaming content libraries in the world with global rights and hundreds of closed content contracts.

Notable investors include Arlan Hamilton, Founder of Backstage Capital.

Past collaborations include celebrities Ryan Murphy, Dan Reynolds (Imagine Dragons), Tegan Quin (Tegan & Sara), Gigi Gorgeous, and Tyler Oakley.

Total Round Size: US $3,000,000

Raise Description: Seed

Minimum Investment: US $500 per investor

Security Type: Crowd Note

Valuation Cap: US $9,000,000

Target Minimum Raise Amount
: US $250,000

Offering Type: Side by Side Offering

Revry's streaming network is bringing the queer experience to the world with its diverse mix of music, films, podcasts, and series. Revry is committed to inclusion and creating a space for all voices in the LGBTQ+ community to be seen and heard.

We started Revry because we saw the need for truly authentic entertainment made for the ever-growing queer community as it

people tended to water down our community, often only focusing on gay white males and superficial stories. Given the size of the LGBTQ+ market ($917 billion in the US and $3.7 trillion worldwide), luckily the new digital age of TV has created an opportunity to disrupt the old TV model and to introduce new upstart voices into the mix to redefine niche TV for a new generation.

Revry aims to be the new voice of queer entertainment. More than just TV and film, Revry is breaking the mold by showcasing LGBTQ+ music artists, short films, digital series, and boasting one of the largest queer podcast networks in the world. But Revry is so much more than a simple content platform for a niche audience–Revry is a community. This is why Revry is a lifestyle brand: our mission is not about distributing LGBTQ-themed content; it's about sharing genuine queer culture with the world. Towards that end, Revry has expanded into 100+ countries, with a reach of 35 million, has closed hundreds of content contracts totaling over 4000 hours, and has streamed over 21 million minutes to its global audience.

Since our launch, Revry's unique mission, diverse team of founders, and innovative approach to distribution have been covered by major media outlets including WIRED Magazine, MacWorld, and the Hollywood Reporter. This year, Tubefilter stated that "Revry is making its mark in the niche SVOD world" and Instinct Magazine has written that Revry is "dedicated to showcasing the best entertainment spanning the breadth of the entire queer experience."

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Product & Service

The Product & Service

Revry is one of the world's first global queer streaming lifestyle networks. Currently available via 7 native apps, 3 linear channels, Revry boasts a reach of over 35 million homes across 100+ countries and showcases unique music, series, podcast, films, and more entertainment made just for LGBTQ+ people.

The Business Model

Our business model provides a number of different ways to distribute our content and collect revenue through our distribution channels and otherwise:

1. Native Apps: Subscription fees for ad-free access to our content library, transactional fees for purchases/rentals of exclusive or early released content, and ad revenue for the ad-supported viewing of content on demand by non-subscribers;

2. Third Party Channels: Ad revenue and/or subscription fees for distribution of Revry content on third party networks via a Revry-branded channel (VOD or linear);

3. Sublicense of Original Content: License fees in exchange for the distribution of original Revry content by third parties. May include DVD, TV broadcast, cable distribution or "first window" deals for digital distribution;

4. Live Events: Ticket sales and sponsorship funds for the production of live events; and,

5. Merchandise: E-commerce and the live sale of Revry-branded apparel, products, and accessories.

The Target Customer

Revry's ideal customer is anyone interested in 21st century queer culture. Generally, this demographic tends to be English-speaking millennial and generation Z audiences who primarily consume content via mobile devices with a particular emphasis on youth-driven and ethnically diverse short form content, including series and music.

Revry hails itself as the first ever LGBTQ-focused global streaming network and has made multiple headlines on mainstream media outlets across the world, including our premiere "coming out" story on MacWorld, the announcement of our service relaunch with new innovative tech in WIRED Magazine, and a glowing review of our first original feature documentary, Room to Grow, in The Hollywood Reporter.

But apart from the earned media that the company has already benefited from, Revry has continually paved the way as a leader, not only in the LGBTQ+ space, but in the ever-changing mainstream streaming world. One of the first networks to stage an exclusive release of an original series through the new Instagram-powered IG TV app, Revry was featured by TheWrap only last month. Additionally, our high profile collaborations with industry heavy-weights like Funny or Die, with whom Revry co-produced a series which was nominated for an Emmy this year, have garnered our company significant mainstream attention. Revry continues to make impressive collaborations including having recently entered into a 2-year deal with the LGBTQ suicide prevention not-for-profit, The Trevor Project, to be their Official Streaming Network and exclusive live streaming partner for their star-studded award show, TrevorLIVE.

In addition, our early entry into the market has permitted us to amass an unmatched collection of over 4000 hours of licensed and original content for the service–the majority of which we hold global rights and which are protected by "competitor insurance": LGBTQ exclusivity over everything from tech, to content, to partnerships.

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Media Mentions

Team Story

They say that necessity is the mother of invention, and it all started with a broken iPhone. Christopher had recently shattered his screen and on a fortuitous trip to the Apple Store, Damian had finally decided to take their friend Alia's advice and check out the new Apple TV. Assuming that an LGBTQ+ streaming app already existed, the group searched the app store and found nothing. This is when the idea clicked. Immediately reaching out to friend and past collaborator, LaShawn, the core of Revry was formed in late November 2015. The Revry team is fortunate to benefit from a wealth of industry experiences that have made the group the ideal team to move this vision forward. Our CEO, Damian Pelliccione comes from the world of web production, new media tech, and international business development with experience working with companies like YouTube and Chevrolet. Alia J. Daniels (COO) is an accomplished business and employment attorney who has consistently been named A Rising Star by Super Lawyers. Christopher Rodriguez (CBO), an entertainment lawyer, was previously the attorney for the series Shark Tankand The People's Choice Awards. LaShawn McGhee (CPO), a veteran and award-winning editor, rounds out the team as our tech expert.

Founders and Officers

Damian Pelliccione
CHIEF EXECUTIVE OFFICER

Damian worked as head of business development for

creating new media opportunities to promote their car line ups at live events and auto shows across the US and in Europe. In the digital media sphere, Damian has produced numerous web projects, short films, feature films, commercials and ARG marketing campaigns. He created and hosted the popular Entertainment and Tech Mixer New Media Vault. Damian is formerly an Adjunct Professor at Columbia College Chicago, has lectured at University of Southern California, Los Angeles Film School and BAU University Istanbul Turkey amongst others. A member of The Producers Guild of America New Media Council, Damian formerly served as a member of the Broadband Committee and The LGBT National Committee at The Screen Actors Guild. Damian is also an acting member of The Television of Arts and Sciences [Emmy's] Interactive Peer Group and also a member of IAWTV [International Academy of Web TV].

Alia J. Daniels
CHIEF OPERATING OFFICER

Alia J. Daniels is a business and entertainment attorney who represents clients in the digital entertainment space. Alia holds bachelor's degrees in Music and Mass Media as well as a Juris Doctorate from Loyola Law School. After gaining experience at several entities including NBC Universal, Alia found her niche at the intersection of entrepreneurship, digital media and law. Alia was named to the Southern California Rising Stars list by Super Lawyers for four consecutive years (2015, 2016, 2017, and 2018) and is a featured speaker on legal and business issues in the digital entertainment industry. A proven producer of web series in her own right and having serving as digital strategist for several digital media projects, Alia brings her manifold talents in support of Revry.

LaShawn McGhee
CHIEF PRODUCT OFFICER

LaShawn is an award-winning editor whose work has screened as official selections at international film festivals, including the St. Tropez International Film Festival and the Belgian Film Festival. LaShawn

Los Angeles and the IATSE Local 700, as well as being actively involved in Ava Duvernay's ARRAY film movement. LaShawn brings her experience of working on feature films (Selma, The Leisure Class) and broadcast television (Girl Rising, A Chance to Dance) to Revry. Her technical skills are matched only by her passion for sharing the unique voices and stories of the LBGTQ community with the widest audience.

Christopher Rodriguez

CHIEF BUSINESS OFFICER

A producer and entertainment attorney with a background in reality television and digital media, Christopher received his bachelor degree in Political Science from UCLA in 2007. The recipient of the 2008 Scholar's Award to Loyola Law School, Christopher went on to graduate with his Juris Doctorate degree in 2011. Christopher possesses wide-ranging experience in reality television production and has acted as legal counsel on a myriad of award-winning shows including Shark Tank, Deadliest Catch, Jay Leno's Garage, The People's Choice Awards, and Storage Wars. Christopher joins Revry having represented web television content creators and produced festival-featured digital media productions.

Q&A with the Founder

Please detail your product/platform and its key use cases.
Revry is one of the world's first global LGBTQ+-dedicated streaming services. Accessible across seven platforms including "Over the Top TV" (e.g. Apple TV, Roku, Amazon Fire), mobile (e.g. iOS devices), the web, and three third party channels (e.g. Pluto TV, XUMO, and Zapping TV), Revry is the premier place where queer audiences can view LGBTQ films, series, music, podcasts, and originals all in one place.

Can you detail your historical product road map from inception to now?
The business was founded in November 2015, we went into development in December 2015 and our betas of the native applications on iOS, Apple TV, Android and Roku were released in March 2016. We went to market in June 2016. In February 2017, we released additional native applications on Amazon Fire and Android TV. In June 2017, we released our first linear

channel on Xumo. In July of 2018, we launched our new native applications and website. In 2019, we will launch our third linear channel on Zapping TV in Latin America as well as two more channels.

What do you view as your market opportunity?
We view our target audiences as those who identify as LGBTQ+ and are primarily millennial and generation Z (between the ages of 18-35). The queer audience is currently estimated to be worth $3.7 trillion, globally and $917 billion, domestically. It should be noted that LGBTQ+ households have a higher median income than straight households and spend at least 7% more a year on entertainment than heterosexuals. Currently, 50% of Revry's core audiences are located in the U.S. with the other 50% spread out across the world with our highest international traffic coming from the markets of Brazil, India, and China.

What are some of your competitive advantages?
Revry is an early-to-market LGBTQ+ streaming network. Unlike any competitors, Revry is a global, digitally-born business with a millennial/generation Z audience in mind and a particular emphasis on the underserved trans, lesbian, bisexual, and POC communities. Revry has benefited from its wide-ranging collaborations with advertisers (e.g. Lexus), queer media (e.g. Queerty), film festivals (e.g. Outfest), mainstream production companies (e.g. Funny or Die), and celebrities (e.g. Dan Reynolds, Tyler Oakley, Gigi Gorgeous, Tegan & Sara).

Who do you view as your closest competitors and what key factors differentiate yourselves?
We view Revry as the only network that is global, focused on the entire LGBTQ communities, and offers options for consumers (i.e. free, SVOD, AVOD, etc.). The subscription-based Netflix & Hulu feature some LGBTQ+ titles but their primarily content focus is on acquiring mainstream audiences, not niche communities. Even their limited LGBTQ+ catalogue has been regularly criticized for focusing too heavily on gay white males. Dekkoo & World of Wonder Presents Plus are geo-limited, subscription-only services (which share the same limited platform template) that solely cater to gay men and drag queen enthusiasts, respectively. Other competitors like the Out TVs (both Netherlands and Canada) are geo-blocked services focused on building audiences abroad, whose primary distribution method continues to be traditional cable television. The Viacom-owned, Logo TV is strictly a linear cable company, distributed in the US, and which Viacom has outwardly not been focused on in the past 3 years (i.e. they moved Logo's most profitable show to VH1 and the channel was not included in the list of Viacom's 6 flagship channels announced last year).

Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

many of the well-known compliance requirements (e.g. parental advisory/rating systems, closed captioning requirements) don't technically apply. However, complying with these standards is part of our strategic plan in the next year in order to be ahead of the regulatory curve. Other than that we are not regulated by most of the DMCA as we do not host user generated content; nonetheless our web site contains the standard DMCA takedown request notification and copyright notice. We are required to comply with the newest privacy policy law out of the UK (the GDPR) which requires any company that collects user data to provide statutory opt out options for users so their data is not used in certain manners. This has been easily complied with by our inclusion of specific, regulated language in our terms of service.

Can you provide color around the spikes and declines in your month to month user growth?
There are a number of reasons why you see this fluctuation. First, our primary marketing focus in the first stage of our company has been on our free linear channel due to the immediate opportunity for ad dollars and the platform's pre-existing reach. Rather than spend significant time and resources in building out our subscription base (at a time when we were still building out our content library), we utilized the third party operator's reach, as well as its "free" availability, and used the performance of our channel to inform our content acquisition decisions. Second, we strategically brought on Allied Integrated Marketing into our "seed extension round" in 2017 to develop, run, and directly finance our digital marketing endeavors (i.e. online ads) which has taken some time to activate due to our migration to the new AVOD-driven platform. Also a large part of Allied's investment is their direct optimization of customer targeting (including look-alike marketing techniques) to help us insure that we weren't just spending money but rather spending it wisely. Any ad money spent prior to the Allied services being implemented would have resulted in significant waste. Third, not focusing on marketing has allowed us to instead focus on building and testing our content library, developing relationships with mainstream companies (e.g. Funny or Die), queer-focused organizations (e.g. Trevor), film festivals and organizations (e.g. , TIFF, NAPTE, MIPCOM), and perfecting the user experience on our native apps and elsewhere.

What do you view as your potential exit opportunities?
We view an acquisition as a potential exit opportunity. Most likely an acquisition will come from a strategic investor or player in the digital content distribution space. In particular, AT&T, Sinclair, or– depending on the changes in the digital landscape over the next few years–Netflix. IPO is another possibility, especially in light of the recent news about Grindr, another queer-focused application.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000

Target Minimum:	US $250,000
Maximum Raise Amount:	US $3,000,000

Key Terms

Security Type:	Crowd Note
Valuation Cap:	US $9,000,000

Additional Terms

Closing conditions:	While Revry has set an overall target minimum of US $250,000 for the round, Revry must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Revry's Form C.
Regulation CF cap:	While Revry is offering up to US $3,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and

Use of Proceeds


If Minimum Amount Is Raised
Ad Sales
Marketing
Operations
Progra
If Maximum Amount Is Raised
Ad Sales
Marketing
Operations
Programming

Investor Perks

All Revry investors will receive a free subscription to the Revry VOD service, giving full access to our world of queer film, music, series, podcasts, and originals. Feel free to enjoy on your own or gift to a friend. In addition, investors that invest by December 31st, 2018 at 11:59pm ET will receive the investor perk of the next tier (e.g., if you invest $1,000 by the deadline, you will get $5,000 perks).

- $500 (“Ally”) – A free subscription to Revry.
- $1,000 (“Super Ally”) – All the above plus a thank you on social media.
- $5,000 (“Ultimate Ally”) – All the above, plus an exclusive Revry T-Shirt and 3 DVDs of Revry Originals.
- $10,000 ("Bronze Star") – All of the above, plus VIP access to Revry’s next live music, screening, or industry event and a personal phone call with the CEO of Revry.
- $20,000 (“Silver Star”) – All of the above, plus inclusion in the "Special Thanks" in the credits of the next Revry Original;
- $50,000 ("Gold Star") – All the above, plus an Executive Producer credit in the next Revry Original.
- $100,000 ("Platinum Star") – All of the above, plus a paid trip to the Revry Headquarters in Los Angeles for the next Revry Original Premiere and a dinner with the four co-founders

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Revry's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size
US $100,000

Closed Date
Mar 31, 2016

Security Type
Convertible Note

Valuation Cap
US $1,000,000

Round Size
US $532,000

Closed Date
Dec 31, 2017

Security Type
Convertible Note

Valuation Cap
US $3,000,000

Other

Round Size
US $352,500

Closed Date
Oct 31, 2018

Security Type
Convertible Note

Valuation Cap
US $6,000,000

Financial Discussion

Operations

Revry, Inc. (the "Company") is a California C-Corporation formed on March 1, 2016. It is headquartered in Glendale, CA and its year-end is December 31. The Company provides streaming content showcasing media developed for, and by, the LGBTQ+ community. Subscriptions to the Company's streaming service provides access to feature films, TV shows, short films, podcasts, and more.

Phase One: The first phase of the Company's operation (2016-2017) primarily focused on building its content library of globally licensed (and LGBTQ-exclusive) film, series, music, podcasts, and short form video from independent producers and distributors and growing its presence and good will through the queer community via sponsorships and participation in community events (i.e. prides, film festivals, music shows). During this period, the Company primarily operated a subscription-only service, dabbled in some third party distribution (i.e. Pluto TV) which permitted limited direct partnership with

Phase Two: In its second phase (2017-2018), the Company focused on expanding its reach and availability through the development of proprietary platform technology, the launch of multiple third-party channel offerings, and the increased acquisition of original and exclusive programming. In addition, the Company's strategic expansion into ad-supported distribution (via its native apps and channels) facilitated the dramatic increase in ad revenue via its direct sales with advertisers and indirect profit participation with third party operators. The Company also brought on out-of-house ad sales reps to further drive the advertising revenue expansion.

Phase Three: Following the activation of the direct marketing spend from a strategic investor and the full-scale launch of the new proprietary applications, Revry has entered into the third phase of its business as it now focuses on the following core focuses: (1) aggressive marketing spend to drive SVOD via SEO, Google Ad Words, and digital ads focused in the US and the English-speaking world; (2) Strategic build out of the marketing department, including the utilization of the native AVOD offering as a marketing tool, with a drive toward mobilizing social media followers, increasing brand awareness, and building community; (3) Expansion of the in-house sales team to reduce commissions and increase deal closures for ad-supported distribution; and (4) the acquisition of bigger budget titles by major studios and a robust investment in new original productions in partnership with established studios and independents as well as strategic co-pros.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $45,000 in cash on hand as of September 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



This statistic shows the disposable personal income of LGBT adults in the United States from 2012-2018. In 2018, the disposable income for LGBT adults in the U.S. totaled 917 billion U.S. dollars.

The LGBTQ+ Market is worth $917 billion dollars in the U.S. alone; $3.7 trillion worldwide.

While once an ignored and repressed demographic, the respective visibility and influence of the LGBTQ community over the past 15 years has grown tremendously. Not only are LGBTQ+ people more likely to engage with premium and "niche" TV (e.g HBO, Food Network), on average they command higher median incomes than their straight counterparts and are also brand loyal, being 2 times more likely to buy from companies they trust and those that are LGBTQ-friendly.

According to recent statistics, a commanding 20% of millennials (aged 23-35) actively identify as being a part of the LGBTQ+ community. More mind-blowing is the growth within the younger, Generation Z population, with some studies showing that 52% of people aged 13-22 do not actively identify as strictly heterosexual. Seeing as the purchasing power of millennials and Gen Z combined will make up 75% of global purchasing power in the next 5 years, the growth of the queer-identifying population is impossible to ignore.

No One Wears Netflix TV Shirts

At the end of the day, Netflix and their mainstream competitors are selling access to great content. Such major services must maintain the widest possible appeal or they risk alienating potential customer demographics. With viewership not being rooted in identity, customers lack loyalty and connection to the brand of Netflix. On the other hand, inherently cause or community-driven platforms like Revry, have a unique opportunity to be more than products to consumers. As a lifestyle brand, like The Honest Company, Cards Against Humanity, or Adult Swim, being a Revry fan says so much more about a person than simply what content they like to view–it says something about their identity and in turn makes for a devoted and loyal customer.

Risks and Disclosures

An investment in the Convertible Notes of Revry, Inc. has certain elements of risk different from or greater than those associated with other investments. The higher degree of risk makes an investment in the Convertible Notes shares suitable only for investors who (i) have a continuing level of annual income and a substantial net worth, (ii) can afford to bear those risks, (iii) have previously made an investment of at least the same amount they intend to invest in this offering and (iv) have no need for liquidity from this investment. Each investor should consider carefully the risk factors associated with this investment and should consult with his, her or its own legal, tax and financial advisors with respect to this investment before subscribing to purchase Convertible Notes.

We were formed in March 2016 and have a limited operating history and limited history of revenues.Therefore, we may have difficulty in successfully and profitably operating our business. Our company was incorporated in March 2016, and we started providing digital streaming services in March 2016. Since inception, we have incurred substantial development, marketing and other costs. We have generated limited revenues and

continue for the foreseeable future because we plan to incur significant expenses as we expand our marketing programs, continue to develop our offerings, hire more personnel, and expand our infrastructure and further develop our streaming app. In addition, we are subject to the risks generally associated with the formation of any new business, including uncertain market acceptance and competition with established businesses. Therefore, we cannot assure you that we will be able to execute our business plans or operate profitably.

We may need additional capital in the future to sufficiently fund our operations. Our cash position is relatively weak. We currently have cash balances and cash commitments which provide for a two to three month runway. We could be harmed if we are unable to meet our cash demands, and we may not be able to continue operations if we are not able to raise additional funds. We will require additional debt and/or equity financing in the future to fund our operations. We cannot predict how much financing we may need, or when we may need it. We cannot assure you that financing will be available when needed or that, if available, we will obtain financing on favorable terms. Further, if we obtain additional capital through the offer and sale of equity, your ownership interest in us will be diluted.

Most of our net revenues are derived from advertisement sales. The loss of any of these sources of revenues, or a material reduction in them, could have a material adverse effect on our business and results of operations. During 2018, revenues from advertising accounted for approximately 92% of our revenues. The loss of one or more significant advertisers, or a material reduction in the amount of advertisements placed by a significant advertiser, could have a material adverse effect on our business and results of operations. Failure to obtain new renew contracts with advertisers on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our advertisers. For example, advertisers may seek price reductions when their contracts are extended. On some occasions, this pricing pressure results in lower revenue from an advertiser than we had anticipated based on our previous agreement with that advertiser. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to advertising contracts on favorable terms could have an adverse effect on its business. Our contracts with advertisers generally run for several years. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of subscription or contract renewals on favorable terms, our business and results of operations could be adversely affected.

The loss of our relationships with our subscribers will have a material adverse effect on our business and results of operations. The success of our offerings will depend to a significant extent upon our ability to establish and maintain relationships, and

able to provide greater incentives to subscribers and advertisers to either subscribe to their services or purchase advertising on their platforms. In addition, some advertisers (in particular, larger ones) may be reluctant to advertise on our streaming service. We may be unable to maintain, promote and grow our brand through marketing and communications strategies. It may prove difficult for us to dramatically increase the number of subscribers that we serve or to establish us as a well-known brand in the competitive streaming space. Additionally, our offerings may be in a market where customers may not have brand loyalty or may have other cheaper, free or different sources. We cannot assure you that we will be successful in establishing and maintaining the required relationships with our subscribers and advertisers.

We may experience intense competition. The streaming market is an emerging industry where new competitors are entering the market frequently. The development and commercialization of our digital content offerings are highly competitive. There are many potential competitors who can enter the digital media market. Its competitors include major companies worldwide as well as early-stage startups. These potential competitors range from well-established, well-financed businesses, with significantly greater financial, marketing, research and development resources, operating histories, name recognition, larger user bases and business relationships than us, to emerging entrepreneurial businesses. The industry is characterized by a large number of small to large companies who may operate on an international, national, regional or local scale. In addition, there will be no substantial barriers to deter potential competitors from developing similar offerings and entering this market. Our prospects for success will depend, in large measure, on our ability to quickly develop relationships and develop brand name recognition as a niche streamlining service and then ultimately achieve mainstream marketability. We cannot assure you that we will be successful in these efforts.

Many of our competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services. For these reasons, they may be better equipped than we are to develop and commercialize digital media services and content. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Early-stage companies are able to compete because the barrier to entry into this digital business is relatively low. Accordingly, our competitors may commercialize products or services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our offerings will achieve initial market acceptance and our ability to generate meaningful additional revenues from our offerings.

In addition, our competitors may acquire or be acquired by, receive investments from or enter into other commercial

marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to research and development. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. We cannot assure you that we will be able to compete successfully against current and future competitors. Trends and tastes may increase competitive pressures on us by enabling our competitors to attract more subscribers and advertisers than we can. Any and all of these events could have a material adverse effect on our business, results of operations and financial condition.

We depend on our relationships with, and on material provided by, our content producers and distributors. We depend on the performance of content producers, distributors and other business partners. We distributes our offerings through streaming services, many of whom distribute content from competitors. We also provide our offering in most of our major markets directly to subscribers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions.

In addition, some content distributors could eventually perceive the expansion of our direct subscriptions as conflicting with their business interests as distributors of our offerings. This perception could discourage resellers from investing resources in the distribution and sale of our offerings or lead them to limit or cease distribution of those offerings.

We may experience difficulty protecting our intellectual property, which is critical to our business. We own, or co-own with content producers, the intellectual property to our content and other products, which consist of trademarks and copyrights. We so far have not registered any of our intellectual property, but intend to do so as funding becomes available. Therefore, currently our rights in our intellectual property consistent of common-law copyright and trademark rights. Further, changes in U.S. and foreign intellectual property law also may impact its ability to successfully prosecute its intellectual property applications. For example, the U.S. Congress and foreign legislative bodies may amend their respective intellectual property laws in a manner that makes securing intellectual property rights more difficult or costly. Courts may render decisions that alter the application of intellectual property laws and detrimentally affect our ability to obtain this protection. Even if our able to successfully register our intellectual property rights, this intellectual property may not provide meaningful protection or commercial advantage. Such registered intellectual property may not be broad enough to prevent others from developing content or technologies that are similar to ours. It is also possible that the intellectual property rights of others will bar us from licensing our content and technology and bar them or their licensees from exploiting any intellectual property that issue from our pending applications.

all. Our success is largely dependent upon Damian Pelliccione, our Chief Executive Officer, Alia J. Daniels, our Chief Operating Officer, Christopher J. Rodriguez, our Chief Business Officer and LaShawn McGhee, our Chief Production Officer. We do not currently carry key person life insurance on them. In addition, we will rely on the services of our advisors, employees and business consultants both with respect to the day-to-day operation of our company and the long-term vision and management of our business. The loss of the services of any of Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez or LaShawn McGhee or other key advisors, employees or consultants could have a material adverse effect on the business, results of operations and financial condition of our company.

Our future success also depends on our ability to retain and attract highly qualified sales and marketing personnel and onscreen and behind-the-screen talent. We cannot assure you that we will be able to retain these personnel now or in the future. The inability to attract and retain the personnel necessary to support the growth of our business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon our business, results of operations and financial condition.

Our management has broad discretion in using the proceeds of this offering. Our management can spend most of the proceeds from this offering in ways with which our investors may not agree. The proceeds will serve several purposes, but will be primarily focused on growth initiatives. We expect to use approximately 47% of the net proceeds on programming. Another 37% will be used for operational costs. The remaining funds will be used for marketing.

Certain shareholders have control over our key decisions. Damian Pelliccione, Alia J. Daniels, Christopher J. Rodriguez and LaShawn McGhee together own 100% of our outstanding voting stock prior. As such, they are in a position to exert significant control over our business, policies and affairs.

There is limited transferability and liquidity of securities. The offer and sale of the Convertible Notes, or the securities in which they are exercisable, is not being registered or qualified under any federal or state securities laws and the Convertible Notes, or the securities in which they are exercisable, cannot be resold or otherwise transferred unless they are registered or qualified under applicable federal and state securities laws or unless exemptions from the registration and qualification requirements are available. We do not have any obligations, and we currently do not intend, to register our company's shares with the Securities and Exchange Commission or with any state securities commissions or agencies, and therefore, no public market exists or will exist in the future for trading in the shares.

on acceptable terms, if at all, if the shareholder should need or desire to do so. Consequently, the purchase of Convertible Notes, or the securities in which they are exercisable, should be considered only as a long-term investment and will not be suitable for investors desiring or requiring investment liquidity.

We may issue additional shares of common stock or preferred stock in the future. We are authorized to issue up to 10,000,000 common shares. As of the date hereof, there are 1,600,000 common shares issued and outstanding. We have not issued any preferred stock. Additionally, we intend to create and implement one or more option or other equity plans for which the officers, employees and consultants of our company will be eligible to receive grants of up to an aggregate of 5% of the common Shares. Our ability to issue additional common shares or shares of preferred stock, or securities convertible into or exchangeable for common or preferred stock, could result in substantial dilution to the interests of investors in this offering.

We do not anticipate paying any dividends. Payment of dividends on the common shares is within the discretion of the Board of Directors and will depend upon our earnings, our capital requirements and financial condition, and other relevant factors. For the foreseeable future, the Board of Directors intends to retain future earnings, if any, to finance our business operations and does not anticipate paying any cash dividends with respect to the common shares.

The financial projections prepared for us may not prove to be accurate. The estimated financial projections are based upon what we believe to be reasonable assumptions concerning certain factors affecting the probable future operations of our business by us. We cannot assure you that these forecasts will prove to be accurate, and investors are cautioned against placing excessive reliance on these forecasts in deciding whether to purchase Convertible Notes, or the securities into which they are exercisable.

The Company has not filed a Form D for its previous offerings from December 2015, December 2017, and August 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the Company has incurred losses from inception of approximately $434,791 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to

streaming service, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

ALL PREVIOUS WRITTEN DOCUMENTS AND ORAL CONVERSATIONS ARE SUPERSEDED BY THE SUBSCRIPTION AGREEMENT AND THE EXHIBITS THERETO.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered. Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blogand academy.

Making an Investment in Revry

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Revry. Once Revry accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Revry in exchange for your securities. At that point, you will be a proud owner in Revry.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Revry has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep

investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Revry does not plan to list these securities on a national exchange or another secondary market. At some point Revry may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Revry either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Revry's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Revry's Form C. The Form C includes important details about Revry's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck

stream. out. loud.

revry

Global Streaming Network
for Queer Culture & Lifestyle


revry
DYAN TAI
NEW RELEASES
BUMBLEF*CK, USA
INDIANA QUEEN
DON'T GIVE UP ON ME
ORIGINALS
DRAG ROAST
a revry original
LOSS PREVENTION
a revry original

Disclaimer

This presentation contains offering materials prepared solely by Revry without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Executive Summary

Traction Over 2 Years

Platforms



7 Apps

3 Channels

Reach



35M

Homes

Streams



100+

Countries

Minutes



21M

Minutes Streamed

The Problem

Big Brands Can't Target Young People Through Traditional Channels

Broadcast Television	Streaming Television
54	**31**
Median Age of Average User	Median Age of Average User



These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Multiple Ways to Experience

Revry Offers Its Consumers Choices for Viewing

Viewer Options

- Subscription
- Ad-supported
- Transactional



revry
What's New:
WATCH NOW
NEW RELEASES
pushing dead
SAMSUNG
NEW RELEASES
ORIGINALS
DRAG ROAST
HOME
ABOUT
WATCH FREE
PRESS
originals
SHOOK
MacBook Pro

OTT
"Over the Top" TV

Mobile
"On the Go" viewing

Online
Browser-based experience



revry stream. out. loud.

4000 Hours of Queer Content


A REVRY COMEDY SPECIAL
SUSPICIOUSLY LARGE WOMAN
Bob
a revry original


A REVRY ORIGINAL SERIES
Before I Got FAMOUS
a revry original


CHRISTMAS QUEENS
a revry exclusive


The DRAG ROAST of SHERRY VINE
a revry original


CHRIS JACOBX
THE glitter manifesto
a revry exclusive


the Other love story
a revry original


BARBELLE
BARBELLE
a revry original


Queens of Kings
a revry original


NATURALLY, THEIR RELATIONSHIP IS ON THE ROCKS
CLINT KELLER
FRANCISCO CHACIN
TIFFANY SHEPIS
HE DRINKS
A MICHAEL VARRATI FILM
revry


a revry original series
EASY ABBY
XOXO
a revry original


the Gay Husbands OF SAN FRANCISCO
a revry original


LOSS PREVENTION
a revry original





revry stream. out. loud.

Current & Upcoming Channels

xfinity comcast
Launching Q2 2019



PLUTO TV
Live (Channel 543)



XUMO
Live (Channel 463)





vewd
Launching Q1 2019

zapping TV
Launching Q1 2019

metrological
Launching Q1 2019



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Direct Brand Sales



LEXUS



DOLLAR SHAVE CLUB



The Market

Growing LGBTQ+ Power and Influence



Buying Power
$913B
U.S.

$4.3T
Global

Disposable Income
23%
Higher median income than straight counterparts

TV Viewing
25%
More into premium and niche TV



Audience Size
20%
Millennials
LGBTQ+

52%
Gen Z
Not 100% Hetero



Sources:
Sutter Health, Nielsen, Media Conscious, Simmons Market Research, GLAAD; *Proudly Setting Trends: The 2015 LGBT Consumer Report*, Nielsen, 2015; CMI LGBT Tourism & Hospitality Survey, 2016 / GLAAD; J. Walter Thompson Innovation Group Study, 2016

revry
stream. out. loud.

The Team



stream. out. loud.

revry

Founders & Execs



Damian Pelliccione
Chief Executive Officer



Alia J. Daniels, Esq.
Chief Operating Officer



Chris J. Rodriguez, Esq.
Chief Business Officer



LaShawn McGhee
Chief Product Officer

Advisors & Notable Investor



Rod Perth









USA

Tim Mohn

HBO

Jessica Casano-Antonellis





Disney

MELINDA GATES / RACHEL BLOOM / SUNDAR PICHAI
FAST COMPANY
Venture Catalyst
398
COMPANIES AND PRODUCTS WE LOVE
Plus

Arlan Hamilton,
Backstage Capital

EXHIBIT E

Video Transcript

Exhibit E – Video Transcripts

Reclaim Queer Entertainment | Revry
https://www.youtube.com/watch?v=eVGvj3B3QF0

[music]
[no voiceover]

Pitch Video (Short) - Revry [181009]

https://www.youtube.com/watch?v=RDYxqUmN2-U&feature=youtu.be

Hi, my name is Damian Pelliccione and I'm the CEO and Co-Founder of Revry. Revry is an entertainment service that streams both video and audio content for young queer audiences. You can kind of think of us as the hulu or spotify for for young lgbtq audiences.

We're currently in 35 million homes in over 100 countries across the globe, and we're on track to being in over 200 million home in just six short months. The problem is that big brands can't target young lgbtq audiences through existing channels like broadcast television. Young people just don't buy broadcast TV anymore, or the style or the length of the content doesn't resonate with them. They want options and they want convenience.

Revry provides a multitude of different ways to engage with our content, whether it's subscription, ad-supported rentals, on multiple devices across the globe. We have over 4000 hours of content of both licensed and original content in our collection today.

We are the home for queer films, TV series, short films, podcasts, music videos, digital series, and music albums. And our native apps are not the only place that you can actually engage with our content.

We've already launched two live linear networks and we're going to be launching four more in the next six months across the globe, and we're helping to solve the problem by working with advertisers and brands. In the last 6 months alone we've closed multiple six-figure deals with Brands like Lexus and Dollar Shave Club. The LGBTQ market is worth $913 Billion a year in purchasing power in the United States alone, 4.3 trillion globally, and our audience is growing. Over 20% of generation Millennial and 52% of Generation Z both identify or fall in the queer spectrum.

Our founding team has a combined 30 years of experience in the entertainment industry, from legal to technology to production we are the team to solve this problem, and we have amazing Rockstar advisors like the former president of USA Network and the creator of the HBO GO app. If you'd like to learn more about Revry please check out our page below.